UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61608 /March 1, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13768

In the Matter of   :
                                                                  :
L. LURIA & SON, INC.,   :
LEW CORP. (N/K/A QUESTUS GLOBAL LIMITED), :   ORDER MAKING FINDINGS AND
LIBRARY BUREAU, INC.,   :   REVOKING REGISTRATIONS BY
LIFE SCIENCES, INC.,   :   DEFAULT AS TO SEVEN
LIFESMART NUTRITION TECHNOLOGIES, INC.,   :   RESPONDENTS
LIGHTNING ROD SOFTWARE, INC.,   :
LINDATECH, INC.,   :
LITTLEFIELD, ADAMS & COMPANY, AND   :
LIUSKI INTERNATIONAL, INC.   :

        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on January 29, 2010, pursuant to Section 12(j) of the Securities Exchange Act
of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of
securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and
that each has repeatedly failed to file required periodic reports.

        The Office of the Secretary and the Division of Enforcement have provided evidence that
all Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by
February 3, 2010. Respondents' Answers were due ten days from the date of service. See OIP
at 4; 17 C.F.R. § 201.220(b). Respondents were put on notice in the OIP and in an Order issued
on February 18, 2010, that failure to file an Answer would be grounds for finding them in
default. No Answers have been received.[1]

        Since the remaining seven Respondents have not filed Answers or otherwise defended the
proceeding, they are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the
following allegations of the OIP are deemed to be true as to them. See 17 C.F.R. § 201.155(a).

---

[1] Respondents LifeSmart Nutrition Technologies, Inc., and Lightning Rod Software, Inc., entered
into settlements with the Commission and the proceeding has ended as to each. L. Luria & Son,
Inc., Exchange Act Release Nos. 61552 and 61553 (Feb. 22, 2010).

L. Luria & Son, Inc. (L. Luria) (CIK No. 277057), is a dissolved Florida corporation located in Miami Lakes, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). L. Luria is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 3, 1997, which reported a net loss of $1,553,000 for the prior thirteen weeks. On August 13, 1997, L. Luria filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Florida, and the case was terminated on December 6, 2007. As of January 25, 2010, L. Luria's stock (symbol LLUR) was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Lew Corp. (n/k/a Questus Global Limited) (Lew) (CIK No. 1138180) is a Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Lew is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2001, which reported a net loss of $3,147,936 for the prior twelve months. On April 28, 2003, Lew filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Nevada, and the case was terminated on February 26, 2004. As of January 25, 2010, Lew's stock (symbol VTGE) was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Library Bureau, Inc. (Library Bureau) (CIK No. 225662), is a void Delaware corporation located in Herkimer, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Library Bureau is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 2, 1994, which reported a net loss of $2,248,026 for the prior nine months. On May 24, 1993, Library Bureau filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of New York, and the case was terminated on May 27, 1993. As of January 25, 2010, Library Bureau's stock (symbol LBUR) was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Life Sciences, Inc. (Life Sciences) (CIK No. 59401), is a delinquent Delaware corporation located in St. Petersburg, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Life Sciences is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended May 31, 2000. On March 9, 2009, Life Sciences filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Middle District of Florida, and the case was pending as of January 25, 2010. As of January 25, 2010, Life Sciences' stock (symbol LFSCQ) was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Lindatech, Inc. (Lindatech) (CIK No. 1013277), is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Lindatech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 1999, which reported a net loss of $907,323 for the prior nine months. As of

January 25, 2010, Lindatech's stock (symbol LNDA) was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Littlefield, Adams & Company (Littlefield) (CIK No. 59870) is a New Jersey corporation located in Huber Heights, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Littlefield is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2000, which reported a net loss of $497,000 for the prior three months. On November 15, 1994, Littlefield filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Texas, and the case was terminated on April 15, 1997. As of January 25, 2010, Littlefield's stock (symbol FUNW) was quoted on the Pink Sheets, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Liuski International, Inc. (Liuski) (CIK No. 876429), is a void Delaware corporation located in Norcross, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Liuski is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1998, which reported a net loss of $17,639,841 for the prior twelve months. On July 20, 1999, Liuski filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of Georgia, and the case was terminated on April 18, 2003. As of January 25, 2010, Liuski's stock (symbol LSKI) was quoted on the Pink Sheets, had one market maker, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

As discussed in more detail above, all of the Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, each of the Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Respondents noted above.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of L. Luria & Son, Inc., Lew Corp. (n/k/a Questus Global Limited), Library Bureau, Inc., Life Sciences, Inc., Lindatech, Inc., Littlefield, Adams & Company, and Liuski International, Inc., are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge